Exhibit (a)(5)(G)

Novartis International AG CH-4002 Basel Switzerland

https://www.novartis.com http://x.com/NovartisNews

PRESS RELEASE

Novartis completes acquisition of Regulus Therapeutics

Basel, June 25, 2025 – Novartis today announced that it has successfully completed its acquisition of Regulus Therapeutics Inc. (“Regulus”). With the completion of the acquisition, shares of common stock, par value $0.001 per share (the “Shares”), of Regulus, have ceased trading on the Nasdaq Stock Market LLC and Regulus is now an indirect wholly owned subsidiary of Novartis.

“We are pleased to complete this transaction and take the next step in advancing clinical development for a potential first-in-class medicine that can help treat patients suffering from ADPKD (autosomal dominant polycystic kidney disease), the most common genetic cause of renal failure worldwide1,” said Shreeram Aradhye, President, Development and Chief Medical Officer, Novartis. “We are excited to welcome the talented team at Regulus to Novartis as we continue to build on our pipeline in renal disease with high unmet medical need.”

Farabursen is an investigational next-generation oligonucleotide targeting miR-17 with preferential kidney exposure, aiming to reduce the growth of cysts and kidney size, as well as delay progression of disease severity in ADPKD. In March 2025, Regulus announced the successful completion of its Phase 1b multiple-ascending dose clinical trial for farabursen. The Phase 1b trial data showed promising clinical efficacy and safety, including consistent impact on urinary polycystin (PC), a biomarker of mechanistic response, and height-adjusted total kidney volume (htTKV), an established meaningful clinical measure of disease progression.

Novartis’ previously announced tender offer to acquire all of the outstanding Shares in exchange for (i) $7.00 in cash per Share, subject to any applicable withholding and without interest thereon, plus (ii) one contingent value right (each, a “CVR”) per Share, representing the right to receive one contingent payment of $7.00 in cash, subject to any applicable withholding and without interest thereon, upon the achievement of a regulatory milestone, expired at one minute past 11:59 p.m., New York City Time, on June 24, 2025. Approximately 56,374,397 Shares were validly tendered, and not validly withdrawn from the tender offer, representing approximately 74.49% of the issued and outstanding Shares. In accordance with the terms of the tender offer, all Shares that were validly tendered and not validly withdrawn have been accepted for payment and paid for.

Following completion of the tender offer, Novartis completed the acquisition of Regulus through the merger of its indirect wholly owned subsidiary, Redwood Merger Sub Inc., with and into Regulus, without a vote of Regulus’ stockholders pursuant to Section 251(h) of the General Corporation Law of the State of Delaware. As a result of the merger, each Share issued and outstanding and not tendered in the tender offer was canceled and extinguished and automatically converted into the right to receive the same consideration (including the CVR) per Share payable in the tender offer.

Disclaimer

This press release contains statements that are not statements of historical fact, or “forward-looking statements,” including with respect to Novartis’ acquisition of Regulus. Forward-looking statements can generally be identified by words such as “potential,” “can,” “will,” “plan,” “may,” “could,” “would,” “expect,” “anticipate,” “look forward,” “believe,” “committed,” “investigational,” “pipeline,” “launch,” or similar terms, or by express or implied discussions regarding potential marketing approvals, new indications or labeling for farabursen, regarding the acquisition of Regulus, the benefits sought to be achieved in the acquisition, or regarding potential future revenues from farabursen. You should not place undue reliance on these statements. Such forward-looking statements are based on Novartis’ current beliefs and expectations regarding future events and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward-looking statements. There can be no guarantee that farabursen clinical trials will be successful, that farabursen will be submitted for marketing approval or approved for sale or, if approved, receive approval for any additional indications or labeling, in any market, or at any particular time, nor can there be any guarantee that, if approved, farabursen will be commercially successful in the future. Neither can there be any guarantee that the expected benefits or synergies from this transaction will be achieved in the expected timeframe, or at all. In particular, expectations regarding farabursen or the transaction described in this press release could be affected by, among other things, uncertainty as to whether the milestone associated with the CVR will be achieved and that holders of CVRs will receive payments in respect thereof; the effects of disruption from the transactions contemplated by the merger agreement and the impact of the announcement of the transactions on Novartis and/or Regulus’ businesses, including their relationships with employees, business partners or governmental entities; the risk that stockholder litigation in connection with the offer or the merger may result in significant costs of defense, indemnification and liability; a diversion of management’s attention from ongoing business operations and opportunities as a result of the offer, the merger or otherwise; general industry conditions and competition; general political, economic and business conditions, including interest rate and currency exchange rate fluctuations; the uncertainties inherent in research and development, including clinical trial results and additional analysis of existing clinical data; regulatory actions or delays or government regulation generally; global trends toward health care cost containment, including government, payor and general public pricing and reimbursement pressures and requirements for increased pricing transparency; our ability to obtain or maintain proprietary intellectual property protection; the particular prescribing preferences of physicians and patients; general political, economic and business conditions; safety, quality, data integrity or manufacturing issues; potential or actual data security and data privacy breaches, or disruptions of our information technology systems, and other risks and factors referred to in Novartis AG’s and Regulus’ filings and reports with the SEC, including Novartis AG’s Annual Report on Form 20-F for the year ended December 31, 2024, Regulus’ Annual Report on Form 10-K for the year ended December 31, 2024, Quarterly Report on Form10-Q for the quarter ended March 31, 2025 and any subsequent filings made by either party with the SEC, available on the SEC’s website at www.sec.gov. Novartis is providing the information in this press release as of this date and Novartis does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise, except to the extent required by law.

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References

1Muddassar Mahboob, et al. Autosomal Dominant Polycystic Kidney Disease. Available from: https://www.ncbi.nlm.nih.gov/books/NBK532934/

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